[Oppenheimer Wolff & Donnelly LLP Letterhead]
April 10, 2009
VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Mr. Kevin L. Vaughn
Accounting Branch Chief
Mail Stop 3030

Re:	Synovis Life Technologies, Inc. Form 10-K for the year ended October 31, 2008 File No. 0-13907
Dear Mr. Vaughn:
On behalf of Synovis Life Technologies, Inc. (“Synovis”), we are responding to your letter, dated March 12, 2009, to Mr. Brett Reynolds, Chief Financial Officer of Synovis, regarding Synovis’ annual report on Form 10-K for the fiscal year ended October 31, 2008. On March 18, 2009, we had a phone conversation with Ms. Celia Soehner, an attorney with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during which Ms. Soehner confirmed that the Staff is not requesting that Synovis amend its Form 10-K for the year ended October 31, 2008 to reflect the comments contained in paragraphs number 1 through 11 in your letter. Rather, Ms. Soehner confirmed that the Staff is requesting that Synovis address those comments in future filings with the Commission. However, as requested by the comment contained in paragraph number 12 in your letter, Synovis is contemporaneously herewith filing a full amendment to its Form 10-K for the year ended October 31, 2008 in order to properly date the certification required by Item 601(b)(32) of Regulation S-K.
For your convenience, please note that we have repeated your comments below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.
Item 1. Business
Intellectual Property, page 5
1.	Comment: We note your disclosure on page 5 that “. . . a significant portion of [y]our technology is protected by patents, trade secrets, and proprietary know-how.” Please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.
Item 10. Directors, Executive Officers and Corporate Governance
Compensation Committee, page 6
2.	Comment: We note your disclosure on page 14 that Committee “considered data provided by an outside compensation consulting firm . . . .” In future filings, please specifically describe the nature and scope of each compensation consultant’s assignment, and describe the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement as required by Item 407(e)(3)(iii) of Regulation S-K.

Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 10
3.	Comment: We note that you “compare [y]our compensation programs with the . . . policies, practices and levels at medical device companies and other select companies specifically selected for comparison by [y]our Compensation Committee.” We also note your disclosure on page 12 that your Compensation Committee “seeks to set executive officer base salary at moderately to aggressively competitive levels. . . .” Please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. Identify the component companies and discuss how each element of compensation relates to the data you analyzed. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, explain the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.
Base Salary, page 12
4.	Comment: We note that your Compensation Committee relied in part upon a “third-party independent compensation study” when determining base salary. Please identify the

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

survey used and its components, including component companies; also identify the elements of compensation that are benchmarked and how you determine such benchmarks.
Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.
Short-Term Incentive Compensation, page 12
5.	Comment: We note your disclosure on page 13 that your annual cash incentive compensation was based upon the Compensation Committee’s evaluation of “individual performance incentives (‘IPI’) and achievement of specific individual objectives” by your named executive officers. Please provide enhanced discussion and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions by named executive officers that the Compensation Committee considered in determining actual payouts for the named executive officers. See Regulation S-K Item 402(b)(2)(vii).

Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly if necessary. However, Item 402(b) of Regulation S-K only requires disclosure of “material elements of the registrant’s compensation of the named executive officers,” which, according to Item 402(b)(2)(vii) of Regulation S-K, may include, depending on the facts and circumstances, “[h]ow specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.” Synovis does not believe that the portion of annual cash incentive compensation based on the achievement of individual performance incentives that any of its named executive officers (“NEOs”) was eligible to earn during fiscal 2008 was a material element of compensation. Synovis believes such individual performance incentives are an immaterial element of compensation based on the fact that, for each NEO, there were either four or five individual objectives and the achievement of any single individual objective would result in an actual payout ranging from 0.5% to 1.5% of his or her base salary, and the achievement of all of the individual performance incentives would result in an actual payout of 5% of base salary. For the NEOs during fiscal 2008, the actual payout of cash incentives based on the achievement of individual performance incentives ranged from 1.0% to 5.0% of base salary and 0.8% to 3.7% of total compensation, as set forth in the following table.

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

				IPI Earned as % of
		Total	IPI		Total
Name	Base Salary	Compensation	Earned	Base Salary	Compensation
Richard W. Kramp	$348,000	$578,174	$10,440	3.0%	1.8%
Brett A. Reynolds	200,220	269,186	8,009	4.0%	3.0%
David A. Buche	209,066	294,525	7,317	3.5%	2.5%
Mary L. Frick	184,049	250,223	9,202	5.0%	3.7%
B. Nicholas Oray	185,316	244,449	1,853	1.0%	0.8%
Based on the materiality considerations discussed above, Synovis does not believe that enhanced discussion and analysis of the NEOs’ individual performance incentives is required under Item 402(b) of Regulation S-K.
6.	Comment: We note that you have not provided a quantitative discussion of the “[k]ey strategic corporate ‘goals” to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. See the disclosure on page 13. Please discuss the specific performance objectives established for the current year and how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. We would expect to see disclosure that contains appropriate insight into the factors considered by the Compensation Committee in setting performance-related objectives such as assessments of historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly if necessary. However, Item 402(b) of Regulation S-K only requires disclosure of “material elements of the registrant’s compensation of the named

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

executive officers,” which, according to Item 402(b)(2)(v) of Regulation S-K, may include, depending on the facts and circumstances, “[w]hat specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions.” The “key strategic corporate goals” you referenced are only a portion of the individual performance incentives that Synovis believes are immaterial to the compensation of the NEOs, as discussed in response to comment number 5 above. Therefore, Synovis does not believe that disclosure of the key strategic corporate goals is required under Item 402(b) of Regulation S-K.
Note 1. Business Description and Summary of Significant Accounting Policies, page 35
Revenue Recognition, page 36
7.	Comment: We note that you recognize revenue “shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected.” Please tell us and revise future filings to disclose those situations where some or all of these criteria are not met at shipment. Clearly explain how you recognize revenue for those transactions.

Response: Presently, Synovis records revenue when all of the above criteria are achieved at point of shipment. To date, there have been no situations where the revenue recognition criteria were not met at point of shipment. If situations arise in the future where some or all of the criteria are not met at shipment, Synovis will revise the revenue recognition disclosure in future filings accordingly.
Note 5. Supplemental Net Revenue Information, page 42
8.	Comment: If revenues from any individual foreign country are material, please revise future filings to disclose the name of the foreign country and the amount of revenues derived from that country. Refer to paragraph 38(a) of SFAS 131.

Response: For each of the three years ended October 31, 2008, Synovis did not have a material amount of international sales to any one country or customer. To the extent that revenue from any customer or any international country does become material in the future, Synovis will appropriately disclose such supplemental revenue information.
Note 6. Investments, page 43
9.	Comment: We note that your investments at October 31, 2008 include six auction rate securities (“ARS”) with a par value of $9 million and that given the lack of an observable

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

market, you performed a valuation assessment to determine the fair value of your ARS at October 31, 2008. Please revise future filings to:
•	Disclose the valuation methodology and any significant assumptions you used in valuing your ARS.

•	Provide MD&A discussion regarding how you determined your valuation assumptions and how the resulting fair value of your ARS and possible changes to those values, could impact your results of operations, liquidity, and capital resources.
Response: Synovis acknowledges the Staff’s comments and will revise the disclosure in future filings accordingly with disclosure and discussion similar to the following.
“The primary criteria we considered in the fair value assessment of our ARS included the complexity and transparency of the investment’s structure, the quality of collateral underlying each security (including asset-backing and monoline insurers), the current trading environment of the securities and a net present value (“NPV”) model based on estimated future cash flows. Our NPV model assumptions considered the probability of a successful auction in the future, the probability of issuer and/or monoline insurer default, an estimated interest rate risk premium to account for the lack of current liquidity, and management’s judgment, among other criteria. Furthermore, management deemed the assumptions applied in the fair value assessment to be the most relevant criteria for estimating the fair value of our ARS, which were based on known and assumed facts and circumstances, current investment market conditions and forecast market dynamics and performance as of [balance sheet date].
... the fair value of the ARS investment could change significantly and we may be required to record additional temporary ARS impairment, or any impairment could become “other than temporary” in the future based on market conditions and continued uncertainties in the credit markets as well as other facts and circumstances.
Based on our ability to access our cash, cash equivalents and liquid investments, our expected operating cash flows, and our other sources of cash, we do not anticipate the current lack of liquidity on these investments will affect our ability to operate our business as usual.”
10.	Comment: As a related matter, we note your disclosure on page 24 that “based on [y]our ability to access [y]our cash and cash equivalents, [y]our expected operating cash flows, and [y]our other sources of cash, [you] do not anticipate the current lack of liquidity on these investments will affect [y]our ability to operate [y]our business as usual.” Please tell us and disclose in future filings whether or not you believe you have the intent and the ability to hold the securities until a forecasted recovery of fair value. Discuss how

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

you applied the accounting literature you relied upon in assessing whether or not there was an other than temporary impairment of the securities. Include a discussion of your analysis of the expected recovery period and the factors you considered in determining whether you have the intent and ability to hold the security until its recovery. Refer to the guidance in SFAS 157, 115, FSP FAS 115-1, and SAB Topic 5M.
Response: Synovis acknowledges the Staff’s comments and proposes the following incremental disclosure to be included in future filings pertaining to the classification of Synovis’ ARS impairment as temporary, and its intent and ability to hold the securities until a forecasted recovery of fair value. However, Synovis’ assessment and determination of such considerations would be made based on known facts and circumstances at the time of such future filings.
“...Based on this assessment of fair value for our ARS, we recorded a temporary impairment of $[                    ] related to our ARS investments (par value of $9,000) as of [balance sheet date]. Our classification of the impairment as temporary was based primarily on our intent and ability to hold such investments until a complete and full recovery of our investment’s par value can be made. At [balance sheet date], we have $[                    ] million in cash, cash equivalents and investments, no long-term debt, and are not aware of any factors that may impair our ability and intent to hold our ARS until a full recovery of such investments at par value. We currently believe this recovery in fair value to be between 18 and 48 months considering (a) the overall financial strength of the issuers and/or the monoline insurers backing the securities, (b) the potential for a settlement between the State of Washington and our third-party broker and (c) the cyclical nature of all investing markets and the possible resumption of successful auctions for our securities. However, we may not be able to recover our ARS investments’ par value until final maturity (with a current weighted average maturity of 27 years).”
Note 7. Income Taxes, page 44
11.	Comment: Please revise future filings to include disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

Response: Synovis’ pretax income (loss) and related income tax expense (benefit) for the years disclosed in our Annual Report on Form 10-K for the year ended October 31, 2008 pertained solely to Synovis’ domestic operations. To the extent future foreign source pre-tax income (loss) and related income tax expense (benefit) would exceed the 5% threshold as specified in the note to Rule 4-08(h)(1) of Regulation S-X, Synovis will disclose such supplemental income and income tax information accordingly.

Securities and Exchange Commission
Division of Corporation Finance
April 10, 2009

Exhibit 32.1
12.	Comment: The certifications provided under section 906 of the Sarbanes-Oxley Act are not dated. Please file a full amendment to your Form 10-K that includes the proper certifications required by Items 601(b)(31) and (32) of Regulation S-K.

Response: Synovis acknowledges the Staff’s comment and is contemporaneously herewith filing a full amendment to its Form 10-K for the year ended October 31, 2008 that includes the properly dated certification required by Item 601(b)(32) of Regulation S-K.
* * * * *
After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7507 to discuss any further questions or comments you might have concerning Synovis’ responses.
Very truly yours,
/s/ William E. McDonald

cc:	Brett Reynolds, Synovis Life Technologies, Inc. Greg Steiner, Grant Thornton LLP Celia Soehner, Securities and Exchange Commission